United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported):

February 9, 2004

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-0444025

www.mgeenergy.com/sec
(Web site)

Not applicable
(Former name or former address, if changed since last report)

Item 7. Financial Statements, Pro Forma Financial Information, and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) The following exhibit is included with this report:

Exhibit No. 99.1 - Press release of MGE Energy, Inc. issued on February 9, 2004.

Item 12. Results of Operations and Financial Condition.

On February 9, 2004, MGE Energy, Inc. (the Company) issued a press release announcing its fourth quarter 2004 earnings. The Company is filing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being filed separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been filed by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company

Date: February 9, 2004   /s/ Jeffrey C. Newman
_____

Jeffrey C. Newman
Vice President and Treasurer
MGE Energy, Inc. and Madison Gas and Electric Company

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 9, 2004

Exhibit No.

99.1   Press release of MGE Energy, Inc. issued on February 9, 2004.

NEWS
Contact: Steve Kraus, (608) 252-7907

MGE Energy Reports Earnings Results

Madison, Wisconsin, February 9, 2004—MGE Energy, Inc. (Nasdaq: MGEE) earned $5.3 million, or $0.29 per share, for the quarter ended December 31, 2003, compared to $3.3 million, or $0.19 per share, the previous year. In 2003, MGE Energy earned $30.6 million, or $1.71 per share, compared to $29.2 million, or $1.69 per share, in 2002.

Three Months Ended December 31, 2003

MGE Energy's operations primarily reflect its utility subsidiary, Madison Gas and Electric Company (MGE). Electric revenues were up $2.5 million in the fourth quarter. Higher electric base rates, which contributed to the revenue gain, were partially offset by a fuel credit MGE issued to customers and which was in effect throughout the fourth quarter.

MGE's retail natural gas deliveries were down 8.9% due to warmer weather. The average temperature was 38.4 degrees Fahrenheit, about 7% warmer than the previous year. Gas revenues were up $4.6 million mostly due to significantly higher gas commodity costs. The average price for purchased gas was $0.57 per therm compared to $0.49 per therm in the fourth quarter of 2002.

Operations and maintenance expenses in total were up $4.5 million. Key factors contributing to the higher operations costs included: rising health care, pension, and other employee benefits ($0.9 million); increased transmission wheeling costs ($0.5 million); distribution expense ($0.3 million); uncollectible accounts ($0.3 million); and other ($0.5 million). Electric and gas maintenance expenses rose more than $2.0 million.

Depreciation expense decreased $1.8 million. Starting in 2003, MGE was no longer required to contribute $0.7 million per month to the qualified decommissioning fund for the Kewaunee Nuclear Power Plant (Kewaunee). That fund was transferred to Wisconsin Public Service Corporation, which bought MGE's interest in Kewaunee in September 2001.

Interest expense was down $0.3 million due to lower rates on some of MGE's variable-rate debt.

Twelve Months Ended December 31, 2003

In 2003, MGE's revenues were up $54.5 million over 2002. Electric revenues increased $16.8 million, while gas revenues rose $37.7 million. The revenue gains were partially due to increases in MGE's electric and gas base rates. Electric revenues were offset somewhat by a slight drop in electric retail sales and a customer fuel credit (effective August 14 through December 31). Gas revenues were up primarily due to a 6.4% increase in retail natural gas deliveries and significantly higher gas commodity costs, which flow through to customers.

Fuel used for electric generation increased $3.3 million, and purchased power costs were up $4.9 million. Although electric generation was down in 2003, a rise in the cost of natural gas used for electric generation drove up fuel and purchased power costs.

Natural gas purchased increased $30.7 million. The average price for purchased gas in 2003 was $0.578 per therm—33.2% higher than the $0.433 per therm in the previous year.

Operations and maintenance expenses increased in total $19.1 million. Key factors contributing to the $15.5 million increase in operating expenses included: rising health care, pension, and other employee benefits ($4.8 million); increased transmission wheeling costs ($6.3 million); distribution expense ($1.0 million); uncollectible accounts ($0.5 million); and other ($2.9 million). Electric and gas maintenance expenses were up $3.6 million.

Depreciation expense was down $6.0 million. As stated earlier, this is due to MGE no longer contributing to the decommissioning fund for the Kewaunee Nuclear Power Plant.

Lower variable interest rates in 2003 reduced MGE's interest expense by $0.8 million. MGE refinanced a portion of its long-term debt with substantially lower interest rates, which will also reduce future interest expense.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to nearly 132,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to more than 129,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy, Inc.
(In thousands, except per-share amounts)

	2003	2002
Three Months Ended December 31		
Operating revenue	$102,474	$95,390
Operating income	$11,053	$9,203
Net income	$5,324	$3,262
Earnings per share (basic and diluted)	$0.29	$0.19
Average shares outstanding (basic and diluted)	18,194	17,501
Twelve Months Ended December 31		
Operating revenue	$401,547	$347,096
Operating income	$59,830	$58,130
Net income	$30,640	$29,193
Earnings per share (basic and diluted)	$1.71	$1.69
Average shares outstanding (basic and diluted)	17,894	17,311

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